SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        ---------------------------

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)
                           (AMENDMENT NO. ____ )*


                        FAIRFIELD COMMUNITIES, INC.
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                              (Name of Issuer)


                  Common Stock, Par Value $0.01 Per Share
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                       (Title of Class of Securities)


                                 304231202
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                               (CUSIP Number)

                                Eric J. Bock
            Senior Vice President - Law and Corporate Secretary
                            Cendant Corporation
                             9 West 57th Street
                             New York, NY 10019
                         Telephone: (212) 431-1836
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              November 1, 2000
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          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 304231202                13D                PAGE  2  OF  11  PAGES

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      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CENDANT CORPORATION (I.R.S. IDENTIFICATION NO. 06-0918165)
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) ( )
                                                                     (b) ( )
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      3      SEC USE ONLY
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      4      SOURCE OF FUNDS
             OO
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        (  )
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
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         NUMBER OF                7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                     8,448,027 (See Items 3 and 5)
         OWNED BY                 --------------------------------------------
           EACH                   8     SHARED VOTING POWER
         REPORTING
          PERSON                        7,696,644 (See Items 3 and 5) (1) (2)
           WITH                   --------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        8,448,027 (See Items 3 and 5)
                                  --------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                         - 0 -
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,144,671 (See Items 3 and 5) (2)
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          |_|
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             31.4% (3)
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     14      TYPE OF REPORTING PERSON
             CO

-----------------------
(1) The reporting person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

(2) Includes the 510,000 shares that are issuable upon the exercise of outstanding options which are either vested or will vest and are exercisable within 60 days of November 1, 2000.

(3) Assumes that the 8,448,027 shares subject to the Option (as defined herein) and the 510,000 shares described in footnote (2) above are issued and outstanding.


ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, par value $0.01 per share ("Fairfield Common Stock"), of Fairfield Communities, Inc., a Delaware corporation ("Fairfield"), whose principal executive offices are located at 8669 Commodity Circle, Suite 200, Orlando, Florida 32819.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Cendant Corporation, a Delaware corporation ("Cendant").

         (b) Cendant's principal executive offices are at 6 Sylvan Way, Parsippany, New Jersey 07054.

         (c) Cendant and its subsidiaries are global providers of real estate, travel and direct marketing related consumer and business services. Cendant's core competencies include building franchise systems, providing outsourcing solutions and direct marketing.

         The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Cendant is set forth in Annex A hereto which is incorporated herein by reference.

         (d) On June 14, 2000 the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3- 10225, against Cendant in connection with certain accounting irregularities at the former CUC International Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws.

         Except as set forth in response to this Item 2(d), during the last five years neither Cendant nor, to the best of Cendant's knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years neither Cendant nor, to the best of Cendant's knowledge, any of the individuals referred to in Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect of such laws.

         (f) Cendant is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Cendant, Fairfield and Grand Slam Acquisition Corp., a Delaware corporation and a subsidiary of Cendant ("Merger Sub"), entered into an Agreement and Plan of Merger dated as of November 1, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into Fairfield (the "Merger"), with Fairfield continuing as the surviving corporation. Following the Merger, Fairfield will be a wholly-owned subsidiary of Cendant. The Merger Agreement provides for Cendant to acquire all of the issued and outstanding shares of Fairfield Common Stock at $15 per share, subject to certain adjustments (the "Merger Consideration").

         Fairfield stockholders will have the right to elect to receive the Merger Consideration either in cash or in shares of common stock, par value $0.01 per share, of Cendant ("Cendant Common Stock"). If the Total Cash Potential (as defined in the Merger Agreement) is greater than the Total Cash Actual (as defined in the Merger Agreement), then each share of Fairfield Common Stock for which a Cash Election (as defined in the Merger Agreement) has been made shall be entitled to receive less than $15 in cash, on a pro rata basis, with the balance of the Merger Consideration paid in Cendant Common Stock (the "Proration Balance").

         The Merger Consideration, which is based on the Average Trading Price (as defined in the Merger Agreement) of Cendant Common Stock, may increase to a maximum of $16 per share. If the Merger Consideration does increase, then each share of Fairfield Common Stock for which a Cash Election has been made, shall be entitled to receive $15 in cash plus Additional Stock Consideration (as defined in the Merger Agreement). If the Average Trading Price of Cendant Common Stock is $7 or less, then (i) each share of Fairfield Common Stock for which a Stock Election has been made shall be entitled to receive 2.1428 shares of Cendant Common Stock, which may result in the Merger Consideration being less than $15, and (ii) each share of Fairfield Common Stock for which a Cash Election has been made, shall be entitled to receive $15.

         Cendant will have the right, at its sole discretion, to substitute, on a pro rata basis, cash for any Stock Election Consideration (as defined in the Merger Agreement), Proration Balance and Additional Stock Consideration in an amount equal to the Average Trading Price multiplied by the Exchange Ratio (as defined in the Merger Agreement). Prior to Cendant exercising its substitution right with respect to the Stock Election Consideration, it will first be required to pay in cash for all shares for which a Cash Election has been made and which were not fully converted into the right to receive the Cash Election Consideration (as defined in the Merger Agreement).

         The Merger is subject to customary closing conditions, including the approval and adoption of the Merger Agreement by Fairfield's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of approvals, consents or exemptions under various state timeshare registration laws, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

         As an inducement and a condition to Cendant entering into the Merger Agreement, Fairfield entered into a Stock Option Agreement (the "Option Agreement"), dated November 1, 2000, with Cendant. Pursuant to the Option Agreement, Fairfield granted to Cendant an irrevocable option (the "Option") to purchase up to 8,448,027 shares of Fairfield Common Stock, subject to customary adjustments, together with the rights associated with such shares issued pursuant to the Rights Agreement (as defined in the Option Agreement) at a purchase price per share equal to the Exercise Price (as defined in the Option Agreement). In no event will the number of shares of Fairfield Common Stock for which the Option is exercisable exceed 19.9% of the total number of shares of Fairfield Common Stock issued and outstanding after any adjustment is made.

         The Option is exercisable, in whole or in part, at any time and from time to time, subject to certain closing conditions described in the Option Agreement. In addition, at any time during which the Option is exercisable, upon demand by Cendant, Cendant will have the right to sell to Fairfield and Fairfield will be obligated to repurchase from Cendant (the "Put Right") all or any portion of the Option. If the Put Right becomes exercisable, Fairfield will be obligated to repurchase all or any portion of the Option at a price equal to the product of multiplying (i) the difference between the Market/Offer Price (defined as the higher of (x) the highest price per share offered as of the Notice Date (as defined herein) pursuant to any tender or exchange offer or other Company Takeover Proposal (as defined in the Merger Agreement) which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Offer Price") and (y) the average of the closing prices of shares of Fairfield Common Stock on the New York Stock Exchange for the five trading days immediately preceding the Notice Date (the "Market Price") for shares of Fairfield Common Stock as of the date notice of exercise of the Put Right is given to Fairfield (the "Notice Date")), and the Exercise Price, by (ii) the number of shares of Fairfield Common Stock purchasable pursuant to the Option (or portion thereof). If the Put Right becomes exercisable, and all or any portion of the Option has already been exercised, Fairfield would be obligated to repurchase all or any portion of the shares of Fairfield Common Stock issued pursuant to the Option at a price equal to the product of multiplying (i) the Exercise Price paid by Cendant for the shares of Fairfield Common Stock acquired pursuant to the Option plus, assuming the Market/Offer Price is greater than the Exercise Price, the difference between the Market/Offer Price and the Exercise Price, by (ii) the number of shares of Fairfield Common Stock so purchased. In addition, the Option Agreement grants certain registration rights to Cendant with respect to shares of Fairfield Common Stock issued pursuant to the Option. Notwithstanding Cendant's right to exercise the Option and the Put Right, if the Total Payment (as defined in the Option Agreement) exceeds $32 million, then Cendant must make certain adjustments as set forth in the Option Agreement so that its actual realized Total Payment will not exceed $32 million.

         Cendant anticipates that should it determine to exercise the Option, in whole or in part, any funds to be paid by it upon exercise of the Option would be provided from cash on hand and cash available from external sources.

         As further inducement to Cendant entering into the Merger Agreement, Cendant entered into a Voting Agreement (the "Voting Agreement"), dated as of November 1, 2000, with various holders of Fairfield Common Stock listed on Schedule A to the Voting Agreement (the "Stockholders"). The total number of shares of Fairfield Common Stock owned of record and/or beneficially owned by the Stockholders is 7,696,644 (which includes 510,000 shares that are issuable upon the exercise of outstanding options which are either vested or will vest and are exercisable within 60 days of November 1, 2000) (the "Stockholders Shares"). Pursuant to the Voting Agreement, the Stockholders agreed, severally and not jointly, to vote or cause to be voted (including by written consent, if applicable) all of the Stockholders Shares (i) in favor of the Merger, the execution and delivery by Fairfield of the Merger Agreement, the approval and adoption of the Merger and the terms thereof, the approval of each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any other actions that could be required in furtherance thereof and (ii) against any proposals presented for a vote to prevent or thwart the Merger or any of the transactions contemplated by the Merger Agreement or the Voting Agreement.

         References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement attached as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

         The Option is exercisable, in whole or in part, at any time and from time to time, subject to certain closing conditions described in the Option Agreement. The Option will terminate upon the earlier of: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) the termination of the Merger Agreement pursuant to Section 7.1 thereof (other than a termination in connection with which Cendant is or may be entitled to the payment specified in Section 5.8 thereof); and (iii) 5:00 p.m., New York City time, on the date that is the one year anniversary of the termination of the Merger Agreement in connection with which Cendant is or may be entitled to the payment specified in Section 5.8 thereof, or if, at the expiration of such one year period, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise will have been removed or has become final and not subject to appeal.

         Until the Option is exercised, Cendant does not have any right to vote (or direct the vote of) or dispose (or to direct the disposition of) any shares of Fairfield Common Stock that may be purchased upon exercise of the Option.

         References to, and descriptions of, the Merger Agreement and the Option Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Option Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

         The number of shares of Fairfield Common Stock covered by the Option is 8,448,027 (representing approximately 19.9% of the 42,382,655 shares of Fairfield Common Stock issued and outstanding as of October 29, 2000, as represented by Fairfield in the Merger Agreement). Until the Option is exercised, Cendant does not have any right to vote (or direct the vote of) or dispose (or to direct the disposition of) any shares of Fairfield Common Stock that may be purchased upon exercise of the Option.

         As a result of the Voting Agreement, Cendant may be deemed to have the right to direct the vote of the Stockholders Shares, which constitute approximately 18.2% of the issued and outstanding shares of Fairfield Common Stock based on the number of shares of Fairfield Common Stock outstanding as of October 29, 2000, with respect to those matters described in Item 3, however, Cendant (i) is not entitled to any rights as a stockholder of Fairfield as to Stockholders Shares and (ii) expressly disclaims any beneficial ownership of the Stockholders Shares.

         Other than as set forth in this Schedule 13D, as of the date hereof (i) neither Cendant nor any subsidiary of Cendant nor, to the best of Cendant's knowledge, any of Cendant's executive officers or directors beneficially owns any shares of Fairfield Common Stock and (ii) there have been no transactions in shares of Fairfield Common Stock effected during the past 60 days by Cendant or by any subsidiary of Cendant or, to the best of Cendant's knowledge, by any of Cendant's executive officers or directors.

         No other person is known by Cendant to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Fairfield Common Stock obtainable by Cendant upon exercise of the Option.

         Reference to, and descriptions of, the Merger Agreement, Option Agreement and the Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement listed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in this
Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference.

         Copies of the Merger Agreement, the Option Agreement and the Voting Agreement are incorporated by reference as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of Cendant's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Fairfield.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Description

         1. Agreement and Plan of Merger, dated as of November 1, 2000, by and among Cendant Corporation, Grand Slam Acquisition Corp. and Fairfield Communities, Inc.

         2. Stock Option Agreement, dated November 1, 2000, by and between Cendant Corporation and Fairfield Communities, Inc.

         3. Voting Agreement, dated as of November 1, 2000, by and between Cendant Corporation and the various holders of Fairfield Common Stock listed on Schedule A to the Voting Agreement.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2000

                                              CENDANT CORPORATION


                                        By:   /s/ Eric J. Bock
                                            --------------------------------
                                            Name:  Eric J. Bock
                                            Title: Senior Vice President - Law
                                                   and Corporate Secretary


                                                                    ANNEX A

                      DIRECTORS AND EXECUTIVE OFFICERS
                                 OF CENDANT

                  The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Cendant are set forth below. All of the persons listed below are citizens of the United States.



                                                     DIRECTORS
                                 (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)

                                                                                 Name, Principal Business and
                                                                                 Address of Corporation of
                                         Present Principal                       Organization in which such
          Name                      Occupation or Employment                      Employment is Conducted
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
Henry R. Silverman                   President, Chairman and Chief              Cendant Corporation
                                     Executive Officer                          9 West 57th Street
                                                                                37th Floor
                                                                                New York, NY 10019

James E. Buckman                     Vice Chairman, General Counsel and         Cendant Corporation
                                     Assistant Secretary                        6 Sylvan Way
                                                                                Parisppany, New Jersey 07054

Stephen P. Holmes                    Vice Chairman, Chairman and Chief          Cendant Corporation
                                     Executive Officer, Cendant Travel          6 Sylvan Way
                                     Division                                   Parisppany, New Jersey 07054

Martin Edelman                       Counsel                                    Hastings, Janofsky & Walker LLP
                                                                                399 Park Avenue
                                                                                New York, NY 10022

Myra J. Biblowit                     Vice Dean for External Affairs, Senior     New York University School of
                                     Vice President of Mount Sinai-NYU          Medicine
                                     Health Systems                             550 First Avenue
                                                                                New York, New York 10016

The Rt. Hon. Mulroney,               Partner                                    Ogilvy Renault
 P.C., L.L.D.                                                                   1981 McGill College Avenue
                                                                                Suite 1110
                                                                                Montreal, Quebec H3A 3C1

Robert W. Pittman                    President and Chief Operating-Officer      America Online, Inc.
                                                                                22000 AOL Way
                                                                                Dulles, Virginia 20166

Sheli Z. Rosenberg                   Vice Chairwomen                            Equity Group Investments, Inc.
                                                                                N. Riverside Plaza
                                                                                Suite 600
                                                                                Chicago, Illinois 60606

Leonard S. Coleman                   Senior Advisor, Major-League-              Cendant Corporation
                                     Baseball                                   9 West 57th Street
                                                                                37th Floor
                                                                                New York, NY 10019

Dr. John C. Malone                   Chairman                                   Liberty Media Corporation
                                                                                9197 South Pioria Street
                                                                                Englewood, Colorado 80112

Robert E. Nederlander                President and Director                     Nederlander Organization, Inc.
                                                                                1450 Broadway
                                                                                20th Floor
                                                                                New York, New York 10018

Cheryl D. Mills                      Senior Vice President, Corporate           Oxygen Media, Inc.
                                     Policy and Public Programing               75 Ninth Avenue
                                                                                New York, New York 10011

Robert F. Smith                      Senior Managing Director                   Car Component Technologies, Inc.
                                                                                10 Ironhorse Drive
                                                                                Bedford, New Hamshire 03110


                                     EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


                                                                                 Name, Principal Business and
                                                                                  Address of Corporation of
                                         Present Principal                         Organization in which such
          Name                      Occupation or Employment                         Employment is Conducted
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David M. Johnson                    Senior Executive Vice                       Cendant Corporation
                                    President and Chief                         6 Sylvan Way
                                    Financial Officer                           Parsippany, NJ 07054

Richard A. Smith                    Chairman and Chief                          Cendant Corporation
                                    Executive Officer, Real                     6 Sylvan Way
                                    Estate Division                             Parsippany, NJ 07054

John W. Chidsey                     Chairman and Chief                          Cendant Corporation
                                    Executive Officer, Direct                   6 Sylvan Way
                                    Marketing Division                          Parsippany, NJ 07054

Samuel L. Katz                      Chief Executive Officer,                    Cendant Corporation
                                    Cendant Internet Group                      6 Sylvan Way
                                                                                Parsippany, NJ 07054

John McClain                        Senior Vice President,                      Cendant Corporation
                                    Controller                                  6 Sylvan Way
                                                                                Parsippany, NJ 07054
